UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 2003

                                  Hemosol Inc.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


             2585 Meadowpine Boulevard, Mississauga, Ontario L5N 8H9
--------------------------------------------------------------------------------
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F. Form 20-F [ ]   Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]   No [X]

                The following are included in this Report on Form 6-K:

                1. Press Release dated March 13, 2003.

                2. Press Release dated March 13, 2003.

Media Release


      HEMOSOL ANNOUNCES FOURTH QUARTER AND FULL YEAR 2002 FINANCIAL RESULTS


TORONTO, ON, MARCH 13, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced financial results for the fourth quarter and year ended December 31, 2002. Unless otherwise stated, all dollar values herein are Canadian dollars.

In the fourth quarter of 2002, Hemosol recorded a net loss of $11.4 million or ($0.25) per share, compared to a loss of $10.7 million or ($0.26) per share in the corresponding period of 2001. Net loss for the year ended December 31, 2002 was $54.8 million ($1.23) per share, compared to a loss of $38.6 million or ($0.98) per share for the year ended December 31, 2001. This loss included $6.5 million related to the write off of deferred charges arising from the cancellation of the Company's senior and subordinated debt facilities. The increase in net loss over 2001 was expected as a result of increased development activity related to the commercialization of HEMOLINKTM [hemoglobin raffimer] and completion of the Company's new manufacturing facility.

The Company's operating expenses in the fourth quarter totalled $10.5 million, compared to $10.9 million in the corresponding period in 2001. Operating expenses for the 12-month period reached $47.2 million, an increase of $4.7 million or 11% from 2001. The yearly increase was primarily due to increased activities associated with the Company's clinical program. These included factors such as increased clinical grant payments and the hiring of in-house clinical research associates. Additionally, marketing and business development, administration and support services expenses all increased during the first half of the year. During the second half of the year, the Company's cost reduction measures reduced these expenditures, which accounts for the lower year-over-year operating expenses during the third and fourth quarter.

Interest income in the quarter was $156,000, bringing total interest income for the year to $842,000 compared to $3.5 million in 2001. The decrease in interest income was due to lower cash and cash-equivalents balances and lower interest rates throughout 2002.

Total deferred debt issue costs of approximately $6.5 million were written off during the year as a result of the cancellation of the Company's $35 million senior credit facility and $12.5 million subordinated credit facility. These costs represented both cash and non cash items. These facilities were replaced by a new facility described below.

CAPITAL EXPENDITURES AND CASH POSITION

Capital expenditures reached $30.4 million in 2002, of which $28.9 million related to the new manufacturing facility and the remainder to production equipment, information technology and lab equipment. The Company has spent $85.8 million on this facility, including $6.5 million in outstanding accounts payable. As such, the plant has been built within budget and on time.

At December 31, 2002, Hemosol had $17.6 million in cash and cash equivalents. In October 2002, the Company obtained a $20 million credit facility to fund operations. $10 million of this facility was drawn down in February 2003. Management is in discussions with both investors and potential strategic partners to access cash resources that will be sufficient to fund anticipated operating and capital expenditures during the latter half of 2003 and beyond.

In December 2002 a wholly owned subsidiary of the Company agreed to explore a joint venture arrangement with two investors pursuant to which they would make a $10 million investment to fund the Company's development programs. This resulted at year end in Hemosol reporting $5 million in cash held in escrow, offset by a debenture liability in the same amount, representing the Company's proportionate share of the joint venture. As of March 13, 2003 final terms of the investment had not been negotiated.

CONFERENCE CALL DETAILS

The Company will hold a conference call today at 4:30p.m. (Eastern time) to discuss its fourth quarter and year-end results. A live audio webcast of the conference call will be available through www.hemosol.com and www.financialdisclosure.ca. The call will also be archived on these sites for 30 days.

ABOUT HEMOSOL INC.
Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

Contact:    JASON HOGAN
            Investor Relations
            416 361 1331
            800 789 3419
            416 815 0080 fax
            ir@hemosol.com
            www.hemosol.com


Financial Statements to Follow:

Hemosol Inc.
consolidated balance sheet

============================================================ =================== ======================
                                                                Dec 31, 2002         Dec 31, 2001
                                                                     $                     $
(THOUSANDS OF CANADIAN DOLLARS)                                   audited               audited
============================================================ =================== ======================
ASSETS
CURRENT
Cash and cash equivalents                                            17,579               2,785
Cash held in escrow                                                   5,000                  --
Short-term investments                                                  ---              67,052
Amounts receivable and other assets                                   1,077               3,156
Inventory and supplies                                                2,877               1,731

============================================================ =================== ======================
TOTAL CURRENT ASSETS                                                 26,533              74,724
============================================================ =================== ======================

OTHER
Capital assets, net                                                  88,907              60,899
Patents and trademarks, net                                           2,176               1,964
Deferred charges, net                                                 6,696               6,830

============================================================ =================== ======================
TOTAL OTHER ASSETS                                                   97,779              69,693
============================================================ =================== ======================

============================================================ =================== ======================
TOTAL ASSETS                                                        124,312             144,417
============================================================ =================== ======================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
Accounts payable and accrued liabilities                             15,249              13,605
Debenture payable                                                     5,000
============================================================ =================== ======================
TOTAL CURRENT LIABILITIES                                            20,249              13,605
============================================================ =================== ======================

SHAREHOLDERS' EQUITY
Share capital                                                       336,289             306,135
Contributed surplus                                                   8,535               8,535
Deficit                                                            (240,761)           (183,858)

============================================================ =================== ======================
TOTAL SHAREHOLDERS' EQUITY                                          104,063             130,812
============================================================ =================== ======================
TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                                124,312             144,417
============================================================ =================== ======================


As at December 31, 2002. There were 46,103,784 issued and outstanding common shares, 2,482,245 outstanding options and 8,977,500 outstanding warrants to purchase common shares.

Hemosol Inc.
consolidated statement of loss and deficit

======================================================= =================================== ====================================
                                                             THREE MONTH PERIOD ENDED            TWELVE MONTH PERIOD ENDED
======================================================= =================================== ====================================
(THOUSANDS OF CANADIAN DOLLARS,                           December 31,      December 31,      December 31,       December 31,
EXCEPT FOR SHARE DATA)                                        2002              2001              2002               2001
======================================================= ================= ================= ================== =================
EXPENSES
Research and development
   Scientific and process                                       2,600             5,033            15,271             18,386
   Regulatory and clinical                                      4,618             2,327            17,173             11,771
======================================================= ================= ================= ================== =================

Total research and development                                  7,218             7,360            32,444             30,157
Administration                                                  1,312               879             6,115              5,137
Marketing and business development                              1,051             2,042             6,018              5,561
Support services                                                  873               606             2,602              1,594
======================================================= ================= ================= ================== =================

                                                               10,454            10,887            47,179             42,449
======================================================= ================= ================= ================== =================

Loss from operations                                          (10,454)          (10,887)          (47,179)           (42,449)
Amortization of deferred charges                                 (836)             (360)           (1,587)              (360)
Write off of deferred charges                                       -                              (6,453)
Interest income                                                   156               828               842              3,488
Foreign currency translation gain (loss)                          (63)             (262)             (246)               970
======================================================= ================= ================= ================== =================

Loss before income taxes                                      (11,197)          (10,681)          (54,623)           (38,351)
Provision for income taxes                                       (211)              (67)             (211)              (226)
======================================================= ================= ================= ================== =================

NET LOSS FOR THE PERIOD                                       (11,408)          (10,748)          (54,834)           (38,577)

Deficit, beginning of period                                 (229,320)         (173,110)         (183,858)          (136,388)
Share issue costs                                                 (33)                             (2,069)            (8,893)

======================================================= ================= ================= ================== =================
DEFICIT, END OF PERIOD                                       (240,761)         (183,858)         (240,761)          (183,858)
======================================================= ================= ================= ================== =================
BASIC AND DILUTED LOSS PER
COMMON SHARE                                                    (0.25)            (0.26)            (1.23)             (0.98)
======================================================= ================= ================= ================== =================
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING [000's]                              46,066            40,840            44,514             39,215
======================================================= ================= ================= ================== =================

Hemosol Inc.
consolidated statement of cash flows


======================================================= =================================== ====================================
                                                             THREE MONTH PERIOD ENDED            TWELVE MONTH PERIOD ENDED
======================================================= =================================== ====================================
(THOUSANDS OF CANADIAN DOLLARS)                            December 31,      December 31,       December 31,      December 31,
                                                               2002              2001               2002              2001
======================================================= ================= ================= ================== =================
OPERATING ACTIVITIES
Net loss for the period                                       (11,408)          (10,748)          (54,834)           (38,577)
Add (deduct) items not requiring
   an outlay of cash
     Foreign currency translation (gain) loss                    (131)              814                52                (42)
     Amortization of deferred charges                             836               360             1,587                360
     Write-off of deferred charges                                                    -             6,453
     Amortization of capital assets and patents and
       trademarks                                                 502               857             2,565              2,377
     Compensation cost for non-employee stock options               -               134                 -                134
======================================================= ================= ================= ================== =================

                                                              (10,201)           (8,583)          (44,177)           (35,748)
Net change in non-cash working capital                          2,171              (726)            3,818             (2,186)
   balances related to operations

======================================================= ================= ================= ================== =================
CASH USED IN OPERATING ACTIVITIES                              (8,030)           (9,309)          (40,359)           (37,934)
======================================================= ================= ================= ================== =================

INVESTING ACTIVITIES
Patent and trademark costs                                       (131)             (449)             (327)              (568)
Purchase of capital assets                                     (5,189)          (16,168)          (31,699)           (38,415)
Short-term investments                                              -             1,348            67,052            (67,052)

======================================================= ================= ================= ================== =================
CASH PROVIDED BY (USED IN)                                     (5,320)          (15,269)           35,026           (106,035)
   INVESTING ACTIVITIES
======================================================= ================= ================= ================== =================

FINANCING ACTIVITIES
Proceeds on issuance of common shares                            (654)              612            22,170            113,078
Deferred charges                                                 (465)                               (640)
Share issue costs                                                 685                              (1,351)            (8,393)
Proceeds on issuance of debenture                               5,000                               5,000
Increase in cash held in escrow                                (5,000)                             (5,000)

======================================================= ================= ================= ================== =================
CASH PROVIDED BY FINANCING ACTIVITIES                            (434)              612            20,179            104,685
======================================================= ================= ================= ================== =================

Net increase (decrease) in cash                               (13,784)          (23,966)           14,846            (39,284)
   and cash equivalents
Effect of exchange rate changes on cash
   and cash equivalents                                           131              (814)              (52)                42
Cash and cash equivalents,
   beginning of period                                         31,232            27,565             2,785             42,027

======================================================= ================= ================= ================== =================
CASH AND CASH EQUIVALENTS,                                     17,579             2,785            17,579              2,785
   END OF PERIOD
======================================================= ================= ================= ================== =================


Media Release


                HEMOSOL TO REVIEW SAFETY DATA PRIOR TO CONTINUING
                           ENROLMENT IN CARDIAC TRIAL


TORONTO, ON, MARCH 13, 2003 - Hemosol Inc. (NASDAQ: HMSL, TSX: HML) today announced that at the recommendation of the Company's Data Safety Monitoring Board (DSMB) it has elected to review safety data prior to continuing enrolment in its cardiac trial (HLK 213/304). This trial involves the use of HEMOLINK(TM) [hemoglobin raffimer] in patients undergoing cardiac bypass grafting (CABG) surgery.

The DSMB's recommendation is based on an observation of an imbalance in the incidence of certain adverse events between the HEMOLINK and control groups. Although the DSMB had recently cleared the trial to continue following the third and final interim safety review, their ongoing review of data indicates that there may be the potential for an increase in certain cardiac adverse events in the HEMOLINK group.

"Following an in-depth analysis of the data, and with the advice of the regulatory agencies, we will determine how we will proceed," said John W. Kennedy, President and CEO of Hemosol. "This observation from the HLK 213 interim data may be due to any number of reasons including variables in the patient population."

As a precaution the Company has also voluntarily suspended enrolment in its Phase II clinical study involving the use of HEMOLINK in patients undergoing Orthopedic Surgery (HLK 210).

CONFERENCE CALL DETAILS

The Company will hold a conference call today at 4:30p.m. (Eastern time) to discuss this development and its fourth quarter and year-end results, which will be released later today. A live audio webcast of the conference call will be available through www.hemosol.com and www.financialdisclosure.ca. The call will also be archived on these sites for 30 days.


ABOUT HEMOSOL INC.

Hemosol is a near-term, commercial-stage biopharmaceutical company focused initially on developing life-sustaining therapies for the treatment of acute anemia. Hemosol has a broad range of products in development, including its flagship product HEMOLINK(TM) [hemoglobin raffimer], an oxygen therapeutic, that is designed to rapidly and safely improve oxygen delivery via the circulatory system. HEMOLINK is currently being evaluated in late-stage clinical trials. The Company also is developing additional oxygen therapeutics and a hemoglobin-based drug delivery platform to treat diseases such as hepatitis C and cancers of the liver, as well as a cell therapy initially directed to the treatment of cancer through its cell expansion and stem cell research activities.

Hemosol Inc.'s common shares are listed on The NASDAQ Stock Market under the trading symbol "HMSL" and on the Toronto Stock Exchange (TSX) under the trading symbol "HML".

HEMOLINK is a registered trademark of Hemosol Inc.

Certain statements concerning Hemosol's future prospects are "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially from forecasts and estimates include, but are not limited to: Hemosol's ability to obtain regulatory approvals for its products; Hemosol's ability to successfully complete clinical trials for its products; technical or manufacturing or distribution issues; the competitive environment for Hemosol's products; the degree of market penetration of Hemosol's products; and other factors set forth in filings with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. These risks and uncertainties, as well as others, are discussed in greater detail in the filings of Hemosol with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Hemosol makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.


Contact:   JASON HOGAN
           Investor Relations
           416 361 1331
           800 789 3419
           416 815 0080 fax
           ir@hemosol.com
           www.hemosol.com

                                   SIGNATURES


           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                   HEMOSOL INC.


Date: March 14, 2003               By: /s/  Lee D. Hartwell
                                       ----------------------------------------
                                   Name: Lee D. Hartwell
                                   Title: Chief Financial Officer and
                                          Vice-President Corporate Development